UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Lumenis Ltd.
(Exact name of registrant as specified in its charter)

Israel
(State or other jurisdiction of incorporation or organization)

000-36322
(Commission File Number)

Yokneam Industrial Park, P.O. Box 240, Yokneam, Israel	2069204
(Address of principal executive offices)	(Zip Code)

Ido Warshavski
General Counsel & Corporate Secretary
Tel: +972-4-9599054
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Items 1.01 and 1.02. Conflict Minerals Disclosure and Report; Exhibit

A copy of Lumenis Ltd.’s Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014, is filed as Exhibit 1.01 hereto and is publicly available at www.lumenis.com, under the “Investors Relations” heading. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SECTION 2 – EXHIBITS

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Lumenis Ltd.
(Registrant)

Date: May 29, 2015	/s/ Ido Warshavski
Ido Warshavski
General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report for the period January 1, 2014 through December 31, 2014